Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

02060991

November 25, 2002

RECEIVED DEC - 2 2002 SEC MAIL PROCESSING WASH. D.C. 154 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope. Please note that our office has moved and is now located at the address reflected above.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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Not for distribution in or in to the United States, Canada, Japan and Australia

Man Group plc ("Man Group")

7 November 2002

Man Group plc successfully completes Convertible Bond Issue to raise £350 million.

Man Group plc announces that the terms for its £350 million convertible bonds due 2009 (the "Bonds") have been fixed as follows:

- conversion price has been set at 1282 pence per share, which represents a 31.95 per cent premium over the VWAP reference price of 971.585 pence, and

- the cash coupon has been set at 3.75 per cent.

The deal was upsized from £325m by £25 million.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds will be offered outside the United States in compliance with Regulation S. Merrill Lynch International is acting as sole bookrunner and lead manager. Credit Suisse First Boston is co-lead manager and ABN AMRO Rothschild and HSBC are co-managers on this transaction.

In addition, Man Group has granted Merrill Lynch, on behalf of the Managers of the offering, an over allotment option of up to £50 million of Bonds.

For further information please contact:

Man Group plc 020 7285 3000

Stanley Fink
Peter Clarke
David Browne

Merrill Lynch International 020 7995 2000

Rupert Hume-Kendall
Julian Kozerski
Peter Moorhouse
Richard Snow

STABILISATION/FSA

This press release has been issued by Man Group plc and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International. Merrill Lynch International is acting for Man Group plc and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such terms is defined in Regulation S under the U.S. Securities Act of 1933 as amended) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

Not for distribution in or into the United States, Canada, Japan and Australia

ABN AMRO Rothschild is the unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and N M Rothschild and Sons Limited ("Rothschild"). ABN AMRO Bank N.V. is regulated by the FSA for the conduct of investment business in the U.K. Rothschild is regulated by the FSA.

Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

November 25, 2002

COPY

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12.doc